SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cannabis Sativa, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
13764T 105
(CUSIP Number)

Steve Kubby
317 Judith’s Fancy
U.S. Virgin Islands 00823-5335
(530) 307-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 June 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13764T 105

1	Names of Reporting Persons Steve Kubby
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,555,795
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,555,795
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,555,795
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ G
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.                      Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Common Stock”), of Cannabis Sativa, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1646 W. Pioneer Blvd., Suite 120, Mesquite, Nevada 89027.

ITEM 2.                      Identity and Background

(a)	NAME:

Steve Kubby (the “Reporting Person” or “Mr. Kubby”).

(b)	RESIDENCE OR BUSINESS ADDRESS:

Mr. Kubby’ business address is 317 Judith’s Fancy, U.S. Virgin Islands, 00823-5335.

(c)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Kubby is the Chairman of the Board of the issuer.  Mr. Kubby is also self-employed as a business consultant.

(d)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	CITIZENSHIP:

The Reporting Person is a citizen of the United States.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated herein by reference.  All shares of Common Stock acquired by the Reporting Person were acquired in exchange for the Reporting Person’s shares of Kush common stock.

ITEM 4.                      Purpose of Transaction

On June 30, 2014 the Issuer acquired Kush, a Nevada corporation (“Kush”), in a merger transaction in exchange for shares of Common Stock pursuant to an Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of June 30, 2014, among the Issuer, CBDS Merger Corp., and Kush.   Pursuant to the terms of the Reorganization Agreement, the Registrant issued 3,300,667 shares of its restricted common stock to the stockholders of Kush in exchange for all the issued and outstanding shares of Kush capital stock and the shares of Kush common stock held by the Reporting Person were converted into 1,555,795 shares of Common Stock. Upon the completion of the Reorganization, Kush became a wholly-owned subsidiary of the Registrant and the Registrant had a total of 15,014,738 shares of Common Stock outstanding of which 3,300,667 shares or approximately 22% were issued to the Kush stockholders.

Concurrently with the closing of the Reorganization, the Reporting Person was appointed as the Chairman of the Board and a director of the Issuer.

The Reorganization Agreement is incorporated by reference in this filing as Exhibit 1.  Any references to or descriptions of the Reorganization or the Reorganization Agreement are qualified in their entirety by reference to the full text of the Reorganization Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

The Reporting Person acquired the shares of Common Stock for investment purposes.  Upon completion of the Reorganization, the Reporting Person became an officer and director of the Issuer and in such capacities may participate in and influence the policies and practices of the Issuer.  Upon the completion of the Reorganization, the Reporting Person also became a principal stockholder of the Issuer and may also participate in and influence the policies and practices of the Issuer through the exercise of voting rights with respect to the shares of Common Stock beneficially owned by him.  The Reporting Person may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of the Issuer’s Common Stock or other securities that the Reporting Person now owns or may hereafter acquire.    Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of the Schedule 13D instructions, and any other actions as he may determine.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.                      Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person is deemed to beneficially own 1,555,795 shares of Common Stock, representing approximately 10.4% of the Issuer’s outstanding Common Stock, based on the 15,014,738 shares of Common Stock outstanding as of June 30, 2014 as reported in the Issuer’s current report on Form 8-K filed on July 7, 2014.

(b)	Number of shares of Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 1,555,795

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 1,555,795

(iv)	Shared power to dispose or direct the disposition: 0

(c)
The information contained in Item 4 is incorporated herein by reference.    The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days: on June 30, 2014, the Reporting Person received 1,555,795 shares of the Issuer’s common stock in exchange for his shares of Kush pursuant to the Reorganization Agreement.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,555,795 shares of the Issuer’s common stock deemed to be beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.                  Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Reorganization among Cannabis Sativa, Inc., CBDS Merger Corp. and Kush dated as of June 30, 2014 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 7, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2014

/s/ Steven Kubby
Steven Kubby